As filed with the Securities and Exchange Commission on August 21, 2014

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
of the Securities Exchange Act of 1934

(Final Amendment)

Global Equity Long/Short Master Fund
(Name of Subject Company (Issuer))

Global Equity Long/Short Master Fund
(Name of Filing Persons (Offeror and Issuer))

Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark Vannoy
Morgan Creek Capital Management, LLC
301 West Barbee Chapel Road
Chapel Hill, North Carolina 27517
(919) 933-4004

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Bibb L. Strench, Esquire
Seward & Kissel LLP
901 K Street N.W.
Washington, D.C. 20001

Calculation of Filing Fee

Transaction Value: $0 (a)	Amount of Filing Fee: $0 (b)
(a) Calculated as the aggregate maximum value of Shares being purchased.	(b) Pursuant to Fee Rate Advisory #1 for Fiscal Year 2014, the filing fee is calculated as the Transaction Valuation multiplied by 0.000128800.

[X]
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.

	Amount Previously Paid:	$781.94
	Form or Registration No.:	005-86506
	Filing Party:	Global Equity Long/Short Master Fund
	Date Filed:	March 7, 2014
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-3
[ ]	Amendment to Schedule 13D under Rule 13d-2

[X]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on March 7, 2014 by Global Equity Long/Short Master Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest in the Fund (“Shares”) or portions thereof from the shareholders of the Fund (the “Shareholders”) in an aggregate amount of up to 10% of the Fund’s Shares outstanding as of June 30, 2014 on the terms and subject to the conditions set out in the Offer to Purchase Shares of Beneficial Interest and the related Letter of Transmittal. Copies of the Offer to Purchase Shares of Beneficial Interest and the Letter of Transmittal were previously filed with the Statement on March 7, 2014.

This is the final amendment to the Statement and it is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Standard Time, on March 27, 2014.

2.	As of March 27, 2014, no Shareholders validly tendered Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this final amendment is true, complete and correct.

Global Equity Long/Short Master Fund

By:	/s/ Mark B. Vannoy
Name:	Mark B. Vannoy
Title:	Treasurer

Dated:	August 21, 2014

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